                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 11-K

(Mark One)

             /x/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 For the fiscal year ended December 31, 1994


                                      OR


           / /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from ___________________________

                 Commission file number  SEC File No. 2-91561


A:  DOVER CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN

                           (Full title of the plan)


    B:                DOVER CORPORATION
                               280 Park Avenue
                           New York, New York  10017
                                212/922-1640


         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                             REQUIRED INFORMATION
                     (as required by items no. 1 thru 3)


                                    INDEX



Independent Auditors' Report and Consent.

Statements of Net Assets Available for Benefits as of
         December 31, 1994 and 1993.


Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1994, December 31, 1993 and December 31, 1992.




Notes to Financial Statements

                                EXHIBIT INDEX



           Accountants' Consent (See Independent Auditors' Report).

                    Independent Auditors' Report and Consent



Pension Committee
Dover Corporation
Employee Savings and Investment Plan:


We have audited the statements of net assets available for plan benefits of the Dover Corporation Employee Savings and Investment Plan (the Plan) as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993 and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

In addition, we consent to incorporation by reference of this report in the Registration Statement No. 2-91561 on Form S-8 of Dover Corporation.



                                                       KPMG PEAT MARWICK LLP



NEW YORK, NEW YORK
June 27, 1995

                               DOVER CORPORATION
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               DECEMBER 31, 1994

                                                            STOCK        INCOME      EQUITY       GROWTH      BALANCED      LOAN
ASSETS                                        TOTAL         FUND          FUND        FUND         FUND         FUND        FUND
- ------                                        -----         -----        ------      ------       ------      --------      ----
Investments at Fair Value (Cost):
   Common Stock
      Dover Corporation ($51,255,030)     $ 58,829,338  $58,829,338  $        --   $        --  $        --  $       --   $       --

   Common Stock Funds;
      ($24,929,440; $10,940,786)            32,706,781           --           --    22,135,450   10,571,331          --           --
   Other Funds
      ($35,248,824; $6,213,983)             40,770,300           --   35,188,839            --           --   5,581,461           --

Notes receivable from employees              9,685,727           --           --            --           --          --    9,685,727


Receivables:
   Employee Contributions                       56,946        1,310       12,700        24,137        2,469      16,330           --
   Employer Contributions                       18,481       18,481           --            --           --          --           --
                                          ------------  -----------  -----------   -----------  -----------  ----------   ----------
   Total Assets                            142,067,573   58,849,129   35,201,539    22,159,587   10,573,800   5,597,791    9,685,727
                                          ============  ===========  ===========   ===========  ===========  ==========   ==========

LIABILITIES
Distributions payable                                3            3           --            --           --         --            --
Due to (from) other fund                            --        2,866         (595)           --           --      (2,271)          --
                                          ------------  -----------  -----------   -----------  -----------  ----------   ----------
   Total Liabilities                                 3        2,869         (595)           --           --      (2,271)          --
                                          ------------  -----------  -----------   -----------  -----------  ----------   ----------
Net assets available for plan benefits    $142,067,570  $58,846,260  $35,202,134   $22,159,587  $10,573,800  $5,600,062   $9,685,727
                                          ============  ===========  ===========   ===========  ===========  ==========   ==========



See accompanying notes to financial statements.

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1993


                                                            STOCK          INCOME        EQUITY      GROWTH
               ASSETS                         TOTAL         FUND            FUND          FUND        FUND
               ------                         -----         -----          ------        ------      ------
Investments at Fair Value (Cost):
  Common Stock
     Dover Corporation ($40,274,876)       $ 59,933,286  $59,933,286   $        --   $       --   $        --
     Investors Diversified Services
         Common Stock Funds ($20,808,754;
         $9,718,442)                         31,382,726           --            --    21,148,819   10,233,907

Investors Diversified Services Trust
  Funds ($35,428,904; $4,274,908)            39,589,410           --    35,362,027           --            --
Notes receivable from employees               8,499,842           --            --           --            --
Short-term investment funds of trustee            3,043        2,985            58           --            --
                                           ------------  -----------   -----------   -----------  -----------
Total Assets                               $139,408,307  $59,936,271   $35,362,085   $21,148,819  $10,233,907
                                           ============  ===========   ===========   ===========  ===========

LIABILITIES
Distributions payable                                60            2            58           --            --
Due to (from) other fund                             --       (1,786)      (63,151)       15,896       58,056
                                           ------------  -----------   -----------   -----------  -----------
  Total Liabilities                                  60       (1,784)      (63,093)       15,896       58,056
                                           ------------  -----------   -----------   -----------  -----------
Net assets available for plan benefits     $139,408,247  $59,938,055   $35,425,178   $21,132,923  $10,175,851
                                           ============  ===========   ===========   ===========  ===========

                                               BALANCED       LOAN
               ASSETS                            FUND         FUND
               ------                          --------       ----
Investments at Fair Value (Cost):
   Common Stock
     Dover Corporation ($40,274,876)         $       --    $       --
       Investors Diversified Services
         Common Stock Funds ($20,808,754;
         $9,718,442)                                 --            --

Investors Diversified Services Trust
  Funds ($35,428,904; $4,274,908)             4,227,383            --
Notes receivable from employees                      --     8,499,842
Short-term investment funds of trustee               --            --
                                             ----------    ----------
Total Assets                                 $4,227,383    $8,499,842
                                             ==========    ==========

LIABILITIES
Distributions payable                                --
Due to (from) other fund                         (9,015)          --
                                             ----------    ----------
  Total Liabilities                              (9,015)          --
                                             ----------    ----------
Net  assets available for plan benefits      $4,236,398    $8,499,842
                                             ==========    ==========



See accompanying notes to financial statements.

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                       STOCK         INCOME        EQUITY        GROWTH      BALANCED       LOAN
                                         TOTAL         FUND           FUND          FUND          FUND         FUND         FUND
                                         -----         -----         ------        ------        ------      --------       ----
Investments Income:
   Interest                          $  2,461,128   $        --   $ 1,937,499   $        --   $        --   $       --   $  523,629
   Dividends                            4,431,103     1,039,009            --     2,459,262       473,400      459,432           --
   Net realized/unrealized
     gain (loss) on investments       (14,256,342)   (9,673,854)         (288)   (3,161,500)     (785,731)    (634,969)          --
                                     ------------   -----------   -----------   -----------   -----------   ----------   ----------
                                       (7,364,111)   (8,634,845)    1,937,211      (702,238)     (312,331)    (175,537)     523,629
                                     ------------   -----------   -----------   -----------   -----------   ----------   ----------

Contributions:
     Employees                         13,229,355     4,104,932     3,629,422     2,618,739     1,860,655    1,015,607           --
     Employer                           4,984,071     4,816,314        36,520        78,940            --       52,297           --
                                     ------------   -----------   -----------   -----------   -----------   ----------   ----------
                                       18,213,426     8,921,246     3,665,942     2,697,679     1,860,655    1,067,904           --
                                     ------------   -----------   -----------   -----------   -----------   ----------   ----------

Net loans to participants                      --      (731,915)     (591,224)     (242,212)     (105,871)     (46,202)   1,717,424
Interfund transfers                            --     3,295,201    (1,566,104)     (315,652)     (455,823)    (433,993)    (523,629)
Plan merger                             3,343,359            --       578,651     1,323,997            --    1,440,711           --
Rollovers                                 281,044       123,368        98,275        20,179        23,411       15,811           --
Distributions to participants         (11,814,395)   (4,064,850)   (4,345,795)   (1,755,089)     (612,092)    (505,030)    (531,539)
                                     ------------   -----------   -----------   -----------   -----------   ----------   ----------

Increase (Decrease) in net assets
     available for plan benefits        2,659,323    (1,091,795)     (223,044)    1,026,664       397,949    1,363,664    1,185,885
                                     ------------   -----------   -----------   -----------   -----------   ----------   ----------

Net assets available for plan
  benefits
     Beginning of period              139,408,247    59,938,055    35,425,178    21,132,923    10,175,851    4,236,398    8,499,842
                                     ------------   -----------   -----------   -----------   -----------   ----------   ----------

     End of period                   $142,067,570   $58,846,260   $35,202,134   $22,159,587   $10,573,800   $5,600,062   $9,685,727
                                     ============   ===========   ===========   ===========   ===========   ==========   ==========

See accompanying notes to financial statements.

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN


                       STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                                     STOCK         INCOME        EQUITY        GROWTH      BALANCED       LOAN
                                       TOTAL         FUND           FUND          FUND          FUND         FUND         FUND
                                       -----         -----         ------        ------        ------      --------       ----
Investments Income:
  Interest                         $  2,619,997   $        --   $ 2,131,916   $        --   $        --   $       --   $  488,081
  Dividends                           5,506,644     2,271,890            --     2,383,687       492,036      359,031           --
  Net realized/unrealized
     gain (loss) on investments      15,532,945    14,274,892        12,054       626,969       577,473       41,557           --
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------
                                     23,659,586    16,546,782     2,143,970     3,010,656     1,069,509      400,588      488,081
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------

Contributions
  Employees                          11,907,729     3,602,641     3,945,664     2,268,482     1,480,433      610,509           --
  Employer                            4,307,760     4,307,760            --            --            --           --           --
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------
                                     16,215,489     7,910,401     3,945,664     2,268,482     1,480,433      610,509           --
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------

Net loans to participants                    --      (665,825)     (726,179)     (283,586)      (32,164)     (40,332)   1,748,086
Interfund transfers                          --      (716,319)   (1,874,979)     (168,041)    1,651,799    1,595,621     (488,081)
Plan spin-off                        (5,360,667)   (2,056,902)   (1,578,455)     (837,011)     (317,105)    (111,066)    (460,128)
Distributions to participants       (10,709,776)   (3,392,548)   (4,977,167)   (1,314,963)     (193,612)    (277,295)    (554,191)
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------

Increase (Decrease) in net assets
  available for plan benefits        23,804,632    17,625,589    (3,067,146)    2,675,537     3,658,860    2,178,025      733,767
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------

Net assets available for plan
 benefits
  Beginning of period               115,603,615    42,312,466    38,492,324    18,457,386     6,516,991    2,058,373    7,766,075
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------
  End of period                    $139,408,247   $59,938,055   $35,425,178   $21,132,923   $10,175,851   $4,236,398   $8,499,842
                                   ============   ===========   ===========   ===========   ===========   ==========   ==========

See accompanying notes to financial statements.

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1992

                                                     STOCK         INCOME        EQUITY        GROWTH      BALANCED       LOAN
                                       TOTAL         FUND           FUND          FUND          FUND         FUND         FUND
                                       -----         -----         ------        ------        ------      --------       ----
Investments Income:
  Interest                         $  3,040,974   $        --   $ 2,503,181   $        --   $        --   $       --   $  537,793
  Dividends                           3,441,753       768,131            --     2,105,493       360,360      207,769           --
  Net realized/unrealized
     gain (loss) on investments       2,857,542     3,749,042        27,906      (900,150)       45,999      (65,255)          --
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------
                                      9,340,269     4,517,173     2,531,087     1,205,343       406,359      142,514      537,793
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------

Contributions
  Employees                          11,695,484     3,590,132     4,491,867     2,418,044       937,636      257,805           --
  Employer                            3,556,114     3,556,114            --            --            --           --           --
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------
                                     15,251,598     7,146,246     4,491,867     2,418,044       937,636      257,805           --
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------

Net loans to participants                    --      (638,811)     (904,632)     (346,352)     (131,851)     (42,906)   2,064,552
Interfund transfers                          --    (5,541,785)     (146,815)   (1,064,194)    5,450,930    1,839,657     (537,793)
Distributions to participants       (13,500,580)   (3,101,014)   (7,370,476)   (2,037,261)     (146,083)    (138,697)    (707,049)
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------
Increase (Decrease) in net assets
  for plan benefits                  11,091,287     2,381,809    (1,398,969)      175,580     6,516,991    2,058,373    1,357,503
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------

Net assets available for plan
 benefits
  Beginning of period               104,512,328    39,930,657    39,891,293    18,281,806            --           --    6,408,572
                                   ------------   -----------   -----------   -----------   -----------   ----------   ----------
  End of period                    $115,603,615   $42,312,466   $38,492,324   $18,457,386   $ 6,516,991   $2,058,373   $7,766,075
                                   ============   ===========   ===========   ===========   ===========   ==========   ==========

See accompanying notes to financial statements.

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements


(1)       Summary of Significant Accounting Policies

          (a)      Basis Presentation

                   The accompanying statements, prepared on the accrual basis of accounting, present the net assets available for Plan benefits and changes in net assets available for Plan benefits for the Dover Corporation Employee Savings and Investment Plan (the Plan).

          (b)      Management of Trust Funds

                   Investors Diversified Services (IDS) Trust (The Trustee) was granted discretionary authority to purchase and sell securities. IDS, which is an American Express Company, changed its name during the current year to American Express Financial Advisors.

                   The Trustee maintains five investment funds as follows:

                   The Stock Fund (Fund A) is authorized to invest in Dover Corporation common stock.

                   The Income Fund (Fund B) is authorized to invest in fixed income securities such as securities of the United States government or agencies thereof, money market funds, corporate bonds, mortgages, and insurance company contracts.

                   The Equity Fund (Fund C) is authorized to invest in common stocks and other equity-type investments which are expected to present opportunities for capital appreciation.

                   The Balanced Fund (Fund D) is authorized to invest in a combination of common stocks (up to 65%) and preferred stocks, bonds, convertible bonds, notes and unsecured bonds and short-term investments (up to 35%).

                   The Growth Fund (Fund E) is authorized to invest primarily in common stocks with the objective of obtaining capital growth without regard to income or volatility.

                   The Plan Administrator may delegate the management of the Plan's assets to another investment manager if it deems it advisable in the future. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.

          (c)      Investments

                   Investments in securities are carried by the Plan at fair values, which are determined by the Trustee, as follows:

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements


(1),      Continued

                   Common stock - quotations obtained from national securities exchanges; and

                   Fixed income and short term securities (U.S. government obligations, commercial paper, corporate bonds) - stated at market values based upon market quotations obtained from published sources.

                   Realized gains or losses on investments sold determined on the average cost method are as follows:


                                   Stock            Income           Equity         Growth          Balanced
                                   Fund              Fund             Fund           Fund             Fund
         1994
         ----

Aggregate Proceeds             $  9,671,990     $ 12,744,034     $  3,717,828     $3,886,694      $1,511,624
Aggregate Cost                    7,261,742       12,744,322        3,745,273      3,787,505       1,561,594
                               ------------     ------------     ------------     ----------      ----------
Net Gain (Loss)                $  2,410,248     $       (288)    $    (27,445)    $   99,189      $  (49,970)
                               ============     ============     ============     ==========      ==========


         1993
         ----

Aggregate Proceeds             $ 10,951,608     $ 15,063,372     $  4,334,883     $2,874,737      $  975,577
Aggregate Cost                    8,585,033       15,051,318        4,211,184      2,732,815         954,158
                               ------------     ------------     ------------     ----------      ----------
Net Gain (Loss)                $  2,366,575     $     12,054     $    123,699     $  141,922      $   21,419
                               ============     ============     ============     ==========      ==========


         1992
         ----

Aggregate Proceeds             $ 20,976,226     $ 13,680,342     $  5,542,099     $1,327,238      $  433,140
Aggregate Cost                   19,621,911       13,652,436        5,354,751      1,361,153         430,732
                               ------------     ------------     ------------     ----------      ----------
Net Gain (Loss)                $  1,354,315     $     27,906     $    187,348     $  (33,915)     $    2,408
                               ============     ============     ============     ==========      ==========

                   Unrealized gain and losses were as follows:

                                   Stock                             Equity         Growth          Balanced
                                   Fund                               Fund           Fund             Fund
         1994
         ----

Balance at Beginning of Year   $ 19,658,410                      $    340,065     $  515,465      $  (47,523)
Balance at The End of Year        7,574,308                        (2,793,990)      (369,455)       (632,522)
                               ------------                      ------------     ----------      ----------
Net Change                     $(12,084,102)                     $ (3,134,055)    $ (884,920)     $ (584,999)
                               ============                      ============     ==========      ==========


         1993
         ----

Balance at Beginning of Year   $  7,750,093                      $   (163,205)    $   79,914      $  (67,661)
Balance at The End of Year       19,658,410                           340,065        515,465         (47,523)
                               ------------                      ------------     ----------      ----------
Net Change                     $ 11,908,317                      $    503,270     $  435,551      $   20,138
                               ============                      ============     ==========      ==========


         1992
         ----

Balance at Beginning of Year   $  5,355,366                      $    924,293     $       --      $       --
Balance at The End of Year        7,750,093                      $   (163,205)        79,914         (67,661)
                               ------------                      ------------     ----------      ----------
Net Change                     $  2,394,727                      $ (1,087,498)    $   79,914      $  (67,661)
                               ============                      ============     ==========      ==========

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements


(2)       The Plan

          Participation in the Plan is voluntary. All employees of participating units of Dover Corporation ("Dover") who have reached age 21 and completed one year of service are eligible to participate in the Plan. A participant (except highly compensated employees) may elect to exclude from 2% to 18% in whole percentages (subject to IRS regulations) of his or her compensation (the "Deferred Amount") from current taxable income by contributing it to the Plan. Each participating Dover unit (Employers) will make contributions to the Plan on behalf of the Participants employed by it, equal to between 25% and 50% of the first 6% of earnings included in the Deferred Amount (the "Employer Matching Contribution"). All Employee and Employer contributions will be credited to a participant's Savings Account. The Participant is fully vested with respect to this nonforfeitable balance at all times. At the discretion of Dover's Board of Directors, an additional year-end Employer Matching Contribution may also be made to the Plan on behalf of the Participants, based on operating results. The aggregate percentage of all employer matching contributions, for the plan year, shall not exceed 80% of the first 6% of earnings included in the deferred amount. All employer matching contributions are initially invested in the stock fund (Fund A).

          Upon retirement, total disability, death or other termination of employment of a Participant, or upon termination of the Plan, the current balances in his or her Savings Account shall become payable to the Participant or the designated beneficiary, as the case may be. All benefits payable under the Plan shall be paid in a single distribution consisting of cash, Dover Corporation common stock or both, in an amount equal to the Participant's entire interest in the Plan and in proportion to the Participant's interest in the five investment funds. The Plan does not permit withdrawals during a Participant's active career.

          A participant who has been active in the Plan for at least twelve months may request a loan from his or her Deferred and Employer Account balances. Loan requests must be in increments of $500. The minimum a participant may borrow is $1,000, and the maximum amount is determined by the balance in the participant's "Savings Account" (Deferred and Employer Contribution Accounts combined) as of the Valuation Date preceding the loan request in accordance with Department of Labor Regulations, as per the following schedule:

          Savings Account Value                           Allowable Loan
          --------------------------------------------------------------------------------------
          less than or equal to $100,000                  up to 50% of amount in Savings Account
          more than $100,000                              $50,000

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements


(2)       Continued

          Loans are available for the acquisition of a home, home improvements, medical expenses, education expenses, or other purposes approved by the Plan Administrator.

          Each Participant will have the right to direct that the entire amount of the Deferred Amount being allocated to his or her Savings Account during a Plan Year be invested in one or more of such Investment Funds in multiples of five percent. Each participant will have the right at any time to move all or any portion of the investment (including the match) among the investment funds.

          Each participant will have the right to rollover into the plan distributions from other qualified plans or conduit IRA's.

(3)       Federal Income Taxes

          The Plan Administrator has received a tax qualification letter from the Internal Revenue Service covering changes made to the Plan to comply with the Employee Retirement Income Security Act of 1974. The Plan Administrator believes the Plan continues to qualify under the provisions of Section 401 the Internal Revenue Code, and is exempt from Federal Income Taxes.

(4)       Administrative Expenses

          Administrative expenses of the Plan have been paid by Dover Corporation, which currently waives its right to have the Plan pay its own expenses.

(5)       Plan Termination

          Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6)       Plan Merger and Spin-Off

          On October 1, 1994 assets as of 1/1/94 amounting to $3,343,359 were merged into "The Plan" from the A-C Compressor Savings and Investment Plan. A-C Compressor is a wholly owned subsidiary of Dover Corporation. The merger was accounted for on a pooling of interests basis. Employer match in funds other than the Dover Stock Fund relates to A-C Compressor's match for the period 1/1/94 - 9/30/94.

          During 1993, assets amounting to $5,360,667 were spun off primarily to DOVatron International Inc.'s Savings and Investment Plan. DOVatron International was spun-off to Dover Corporation shareholders on May 21, 1993 in a tax-free stock distribution. As a result, the Dover Stock Fund received dividend income of $1,419,057.

(7)       Subsequent Event

          On January 1, 1995 assets amounting to $5,996,730 were merged into "The Plan" from the General Elevator Savings and Investment Plan. General is a wholly owned subsidiary of Dover Corporation.

                                   SIGNATURE



                   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                          DOVER CORPORATION EMPLOYEE
                                          SAVINGS AND INVESTMENT PLAN





Dated: June 27, 1995                      By:  /s/ Robert G. Kuhbach
                                          --------------------------------------
                                            Robert G. Kuhbach, Vice President
                                            and Secretary
                                            and Member Pension Committee
                                            (Plan Administrator)